UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES ANNOUNCES ONE BILLION DOLLAR
EXPANSION OF SHARE REPURCHASE PROGRAM

SAN CARLOS, CA – JANUARY 28, 2014 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that its board of directors has authorized an extension and expansion to the company’s on-going share repurchase program.  Under the updated plan, effective immediately, Check Point is authorized to repurchase up to $200 million of its outstanding shares each quarter up to an aggregate of $1.0 billion. In 2013 we repurchased approximately 10.1 million shares in an aggregate amount of approximately $538 million which represented an average repurchase per quarter of $135 million.

As of December 31, 2013, Check Point has approximately 192.3 million ordinary shares outstanding.  Check Point started its share buyback program in 2003, and has since repurchased approximately 104.5 million shares for a total purchase price of approximately $3.1 billion.  The new plan replaces the previous repurchase plan adopted in July 2012, which provided for the repurchase of shares for $1 billion over a period of two years.

“We believe that our market leadership and long term growth prospects make this an effective time to further utilize our cash to increase shareholder value,” concluded Tal Payne, Chief Financial Officer of Check Point Software Technologies Ltd.

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with applicable U.S. securities laws and regulations.  For all or a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Check Point to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to our expectations regarding our share repurchase program, including the time and amounts of any repurchases. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include the possibility that we will not execute on our share repurchase program in the manner expected, including with respect to timing and amounts of repurchases. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in Check Point’s filings with the Securities and Exchange Commission, including our annual report filed on Form 20-F for the year ended December 31, 2012, and our reports on Form 6-K. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements.

©2014 Check Point Software Technologies Ltd. All rights reserved

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

January 28, 2014

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.